Exhibit 99.1

VinFast Reports Unaudited Third Quarter 2025 Financial Results

Quarterly Revenues reached VND18,100.2 billion (US$718.6 million) Quarterly EV Deliveries were 38,195 units

Singapore, November 21, 2025 – VinFast Auto Ltd. (“VinFast” or the “Company”) (Nasdaq: VFS), a pure-play electric vehicle (“EV”) manufacturer with the mission of making EVs accessible to everyone, today announced its unaudited financial results for the third quarter ended September 30, 2025.

Operating Highlights for the Third Quarter of 2025

	3Q2025	2Q2025	3Q2024
EV Deliveries (1)	38,195	35,837	21,912
E-scooter & E-bike Deliveries	120,052	69,580	18,894

●	EV deliveries were 38,195 in the third quarter of 2025, representing a 7% increase quarter-over-quarter and a 74% increase year-over-year. Cumulatively, in the first nine months of 2025, the Company delivered 110,362 EVs to customers globally, representing a 149% increase year-over-year.

●	E-scooter and e-bike deliveries were 120,052 in the third quarter of 2025, representing a 73% increase quarter-over-quarter and a 535% increase year-over-year. Cumulatively, in the first nine months of 2025, the Company delivered 234,536 e-scooters and e-bikes, representing a 489% increase year-over-year.

●	As of September 30, 2025, customers can purchase VinFast EVs from 381 showrooms globally.

Key Financial Growth Metrics for the Third Quarter of 2025 (See full details of the Financial Results below)

(in VND millions, except for percentages)

	3Q2025	2Q2025	3Q2024	QoQ	YoY
Vehicle Sales	16,695,205	14,983,978	11,251,190	11.4%	48.4%
Total Revenues	18,100,218	16,609,309	12,326,537	9.0%	46.8%

●	Vehicle sales were VND 16,695.2 billion (US$662.9 million) in the third quarter of 2025, representing an increase of 48.4% from the third quarter of 2024 and an increase of 11.4% from the second quarter of 2025.

●	Total revenues were VND 18,100.2 billion (US$718.6 million) in the third quarter of 2025, representing an increase of 46.8% from the third quarter of 2024 and an increase of 9.0% from the second quarter of 2025. Total revenues were primarily comprised of revenue from EV sales.

Recent Business Updates

Introduction of Three Distinct Brands

●	To better serve diverse customer segments and mobility needs, VinFast EVs will be marketed under three distinct brands, each with a clear market focus and identity:

■	VinFast – Smart, reliable EVs for everyday life, designed to bring reliability, safety and technology to mainstream consumers at an appealing cost of ownership with flexible pricing schemes.

■	Green Series[2] – EV solutions for commercial purposes and raise utilization for fleets.

■	Lac Hong – Designed and catered to the ultra-luxury market that embodies Vietnamese hospitality, featuring premium materials and quality craftmanship.

1 Includes VF 3, VF e34, VF 5, VF 6, VF 7, VF 8, VF 9, Lac Hong 900 LX, Green series models, and e-buses.

2 Official branding will be revealed in the future.

Progress Across Markets

●	Vietnam:

■	This quarter marked a significant milestone for VinFast – it became the first automobile brand to surpass 100,000 vehicles sold in Vietnam in the first three quarters of a single year[3].

■	Additionally, in October 2025, the Company delivered 20,380 EVs[4] in Vietnam, representing an increase of 79% year-over-year based on the Company’s preliminary data. This is the first time an automaker in Vietnam has delivered more than 20,000 vehicles in a single month, further reinforcing VinFast’s leadership in the market[3]. Cumulatively, during the first ten months of 2025, the Company delivered a total of 124,264 EVs[4] to customers in Vietnam.

●	India:

■	VinFast strengthened its brand presence in India through active showroom launches, operating 20 dealer stores as of September 30, 2025, while securing financing partnerships with leading banks, including State Bank of India, Central Bank of India, HDFC Bank, Axis Bank and ICICI Bank, and establishing third-party aftersales service networks.

■	VinFast ranked in the top 8 for EV registrations in October 2025, based on data available on the Ministry of Road Transport and Highways’ VAHAN vehicle information system.

●	Indonesia:

■	VinFast expanded its dealer network to 33 locations. VinFast captured an approximate 5% market share for battery electric vehicles (“BEV”) market and ranked among the top 5 BEV brands in terms of BEV whole sales, according to the Association of Indonesia Automotive Industries.

■	The VF 3 was named “Best Newcomer Electric Car” at the Carvaganza Editor's Choice Awards.

■	The Company also introduced a battery subscription program in August, making VinFast vehicles more competitively priced through a number of flexible ownership options.

●	The Philippines:

■	VinFast launched a residual value guarantee program while expanding its battery subscription program and operating nine showrooms nationwide.

●	Rest of the World:

■	In the U.S., VinFast opened its first dealership in California and aim to strengthen brand visibility across the U.S. by partnering with its dealer network.

■	In Europe, VinFast unveiled its EB 8 and EB 12 electric bus models at Busworld Europe 2025 in Brussels, marking its official entry into the region’s commercial vehicle market. The EB 12, a 12-meter city bus, is now available for order and complies with UNECE and CE standards, while the more compact EB 8 will follow at a later stage.

■	In the Middle East, VinFast announced a strategic partnership with the Arabian Automobile Association to launch comprehensive roadside assistance across six countries — the UAE, Saudi Arabia, Kuwait, Qatar, Bahrain, and Oman — as part of its efforts to strengthen aftersales service quality in the region.

3 Based on data from the Vietnam Automobile Manufacturers’ Association.

4 Preliminary delivery results are subject to change and may differ from the final number of deliveries that will be recognized as vehicle sales revenue for the period as a result of the year end audit.

Funding

●	As previously disclosed, Vingroup announced in late 2024 its intention to provide VinFast with additional borrowings of up to VND35,000.0 billion (US$1.4 billion) between November 12, 2024 and November 12, 2026 to support VinFast’s continued growth. As of September 30, 2025, VinFast’s outstanding borrowings from Vingroup under this commitment were VND11,580.0 billion (US$459.8 million).

●	Pursuant to a grant agreement dated November 12, 2024, VinFast’s Founder and CEO, Mr. Pham Nhat Vuong (“Mr. Pham”) committed to provide up to VND50,000.0 billion (US$2.0 billion) in free grants to VinFast and its subsidiaries. As of September 30, 2025, a total of VND28,000.0 billion (US$1.1 billion) has been disbursed pursuant to the grant agreement.

●	In August 2025, VinFast Trading and Production JSC, a subsidiary of VinFast, spun off certain assets related to investment costs of completed research and development projects into a new entity, Novatech, which Mr. Pham subsequently acquired from the Company for approximately VND39.8 trillion (US$1.6 billion) in cash. As of September 30, 2025, a total of VND 25,782.0 billion (US$ 1.0 billion) had been paid. The remaining payments are expected to be made by the end of the year.

●	In August 2025, VinFast signed a loan facility of US$100 million with MUFG Bank, marking the start of a long-term partnership to support VinFast’s international expansion and reinforce both parties’ commitment to advancing the global green transition.

●	In September 2025, VinFast also secured a US$150 million three-year loan from Barclays Bank with proceeds designated to support working capital needs and investment purpose of the Company.

Related Party Transactions

●	Out of 38,195 EVs delivered in the third quarter of 2025, approximately 26% were to related parties of the Company.

●	Out of 120,052 e-scooters and e-bikes delivered in the third quarter of 2025, less than 1% were to related parties of the Company.

Management Commentary

Madame Thuy Le, Chairwoman of VinFast, said: “This quarter, VinFast became the first automobile brand to surpass 100,000 vehicles sold in Vietnam within the first three quarters of a single year, following thirteen consecutive months as the nation’s best-selling carmaker. Our sustained market leadership at home, combined with continued progress across Asia, including being ranked among the top 8 for EV registrations in India in October 2025 and among the top 5 BEV brands in Indonesia for the first nine months of 2025, demonstrates the growing strength of our brand and the effectiveness of our regional expansion strategy.

Ms. Lan Anh Nguyen, Chief Financial Officer of VinFast, added: “Reaching 100,000 vehicles is a proud milestone for us and reflects our strategic investments such as free charging and attractive financing to support customers’ transition to EVs. These initiatives remain important in accelerating adoption in our early-stage Asian markets, where we expect to maintain our near-term promotional efforts. In the third quarter of 2025, VinFast continued to deliver solid revenue growth and operational momentum, driven by strong Green Series performance and healthy demand across our broader product portfolio. We enter the fourth quarter with a robust order backlog, providing clear visibility into near-term performance and reinforcing our confidence in continued growth.”

Financial Results for the Third Quarter of 2025

Revenues

●	Total revenues were VND 18,100.2 billion (US$718.6 million) in the third quarter of 2025, representing an increase of 46.8% from the third quarter of 2024 and an increase of 9.0% from the second quarter of 2025. Total revenues were primarily comprised of revenue from EV sales.

●	Vehicle sales were VND 16,695.2 billion (US$662.9 million) in the third quarter of 2025, representing an increase of 48.4% from the third quarter of 2024 and an increase of 11.4% from the second quarter of 2025. VinFast maintained its revenue growth, driven increasing contributions from Vietnam and new oversea markets such as India.

Cost of Sales and Gross Margin

●	Cost of sales was VND 28,267.8 billion (US$1,122.3 million) in the third quarter of 2025, representing an increase of 84.9% from the third quarter of 2024 and an increase of 20.6% from the second quarter of 2025. The increase compared to the third quarter of 2024 and the second quarter of 2025 was primarily attributable to an increase in the cost of vehicles sold as the Company delivered more EVs to customers, higher warranty provision rates, and an increase in cost of vehicles sold for which revenue has been deferred.

●	Gross loss was VND 10,167.6 billion (US$403.7 million) in the third quarter of 2025, representing an increase of 243.7% from the third quarter of 2024 and an increase of 49.0% from the second quarter of 2025.

●	Gross margin was negative 56.2% in the third quarter of 2025, compared to negative 24.0% in the third quarter of 2024 and negative 41.1% in the second quarter of 2025. The decrease in gross margin compared to the third quarter of 2024 and the second quarter of 2025 was primarily driven by higher warranty provision rates and an increase in the cost of vehicles sold for which revenue has been deferred.

Operating Expenses

●	Research and development (R&D) costs were VND 2,679.1 billion (US$106.4 million) in the third quarter of 2025, representing an increase of 28.1% from the third quarter of 2024 and an increase of 14.7% from the second quarter of 2025. The increase in R&D costs compared to the third quarter of 2024 and second quarter of 2025 was attributable to R&D costs for the Green series, Lac Hong, EC Van and for models that VinFast plans to launch on its new vehicle platforms in 2026.

●	Selling, general and administrative expenses were VND4,332.0 billion (US$172.0 million) in the third quarter of 2025, representing an increase of 25.2% from the third quarter of 2024 and an increase of 27.4% from the second quarter of 2025. The increase compared to the third quarter of 2024 and the second quarter of 2025 was driven by impairment charge related to the battery production line as a result of changes in the business plan.

●	Net other operating expenses were VND208.3 billion (US$8.3 million) in the third quarter of 2025, representing an increase in net operating expenses of 153.5% from net operating gain in the third quarter of 2024 and a decrease of 62.8% from the second quarter of 2025. The increase in net expense compared to the third quarter of 2024 was primarily driven by an increase in foreign exchange loss, despite foreign exchange gain recognized in the third quarter of 2024. The decrease in net expenses compared to the second quarter of 2025 was primarily attributable to lower expenses related to VinFast showrooms in certain overseas markets, where it has completed the conversion to dealership models.

Loss from Operations

●	Loss from operations was VND 17,387.1 billion (US$690.3 million) in the third quarter of 2025 representing an increase of 114.1% from the third quarter of 2024 and an increase of 32.5% from the second quarter of 2025, as a result of the foregoing.

Net Loss and Net Loss Per Share

●	Net loss on financial instruments at fair value through profit or loss was VND503.4 billion (US$20.0 million) in the third quarter of 2025, representing an increase of 100.5% from the third quarter of 2024 and a decrease of 61.2% from the second quarter of 2025. The change in net loss on financial instruments at fair value through profit or loss was mainly attributable to changes in the fair value of currency interest rate swaps contracts, financial liabilities in respect of dividend preference shares. and warrants.

●	Net loss was VND24,011.1 billion (US$953.3 million) in the third quarter of 2025, representing an increase of 81.2% from the third quarter of 2024 and an increase of 18.0% from the second quarter of 2025.

●	Net loss attributable to controlling interest was VND23,952.8 billion (US$951.0 million) in the third quarter of 2025, representing an increase of 81.1% from the third quarter of 2024 and an increase of 17.9% from the second quarter of 2025.

●	Basic and diluted net loss per ordinary share were both VND10,239 (US$0.41) in the third quarter of 2025, compared with VND5,656 (US$0.22) in the third quarter of 2024 and VND8,686 (US$0.34) in the second quarter of 2025.

Balance Sheet

●	Cash and cash equivalents were VND 8,800.1 billion (US$349.4 million) as of September 30, 2025.

Business Outlook

●	FY2025 Delivery Target: The Company maintains its target to at least double its global EV deliveries in 2025.

●	The Company expects the growth momentum in the e-scooter business to strengthen in the coming months, driven by favorable government policies promoting two-wheeler (2W) electrification in Vietnam and the Company’s ongoing efforts to accelerate this transition.

This outlook reflects the Company’s current and preliminary view of the business and existing market conditions, which are subject to change.

VinFast’s target markets are Vietnam, Indonesia, the Philippines, India, Middle East, North America and Europe, and it is regularly evaluating opportunities to enter new countries and regions in Europe, Asia, the Middle East and Africa. VinFast’s aim is to grow its global footprint in areas where it may identify high potential for EVs. VinFast may establish or enlarge its presence in existing and new markets through different distribution models, with dealerships being the predominant approach in the recent past. To ensure that VinFast continues to have sufficient production capacity to support its current and future operations, it will, from time to time, endeavor to add manufacturing, assembly and distribution capacity across its markets through the expansion of existing infrastructure and new brownfield and greenfield projects. While VinFast remains focused on the mini- through E-segments of the electric SUV market, it is also evaluating the full spectrum of vehicle types for future product development. VinFast continuously monitors its global expansion strategy and has the ability to accelerate, moderate or otherwise deviate from its existing distribution, manufacturing, assembly, marketing and other plans for any market at any time.

VinFast’s funding sources for its capital requirements to implement its growth strategy may include loans, grants, and transactions with its major shareholders and affiliates, the public and private debt and equity capital markets, existing and new third-party loans and borrowings and cash from operations. VinFast is prepared to opportunistically access the debt and equity capital markets, subject to market conditions. VinFast also seeks to capture available tax and other incentives and subsidies to reduce its costs of investment and operations.

Conference Call

The Company’s management will host its third quarter 2025 earnings conference call at 8:00 AM U.S. Eastern Time on November 21, 2025. Live Webcast: https://edge.media-server.com/mmc/p/arwzbg6d/

VinFast Auto Ltd.

Unaudited Interim Condensed Consolidated Balance Sheets

	As of December 31,	As September 30,	As September 30,
	2024	2025	2025
	VND million	VND million	USD
		(Unaudited)	(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	3,306,793	8,800,061	349,389,010
Restricted cash	2,371,038	692,896	27,510,065
Trade receivables	5,605,064	2,760,332	109,593,520
Advances to suppliers	8,694,990	12,226,390	485,424,624
Inventories, net	27,907,030	37,666,323	1,495,466,828
Short-term prepayments, other receivables and other assets	11,485,118	16,225,693	644,209,036
Short-term derivative assets	185,787	76,293	3,029,063
Current net investment in sales-type lease	134,713	10,578	419,979
Short-term investments	818,975	2,791,864	110,845,436
Short-term amounts due from related parties	4,272,121	6,559,500	260,431,969

Total current assets	64,781,629	87,809,930	3,486,319,530

NON-CURRENT ASSETS
Trade receivables	615,650	529,138	21,008,377
Property, plant and equipment, net	78,699,515	81,771,730	3,246,584,746
Intangible assets, net	1,164,635	1,057,647	41,991,781
Operating lease right-of-use assets	5,130,225	3,480,670	138,193,115
Finance lease right-of-use assets	-	3,491,524	138,624,052
Long-term prepayments	680,539	256,383	10,179,180
Non-current net investment in sales-type lease	1,024,740	163,278	6,482,630
Investment in equity investees	1,166,102	1,027,325	40,787,906
Other long-term investments	918,040	918,040	36,448,962
Long-term amounts due from related parties	3,630	6,700	266,010
Restricted cash	1,610,439	2,544,520	101,025,132
Other non-current assets	171,352	126,912	5,038,790
Total non-current assets	91,184,867	95,373,867	3,786,630,682

TOTAL ASSETS	155,966,496	183,183,797	7,272,950,212

VinFast Auto Ltd.

Unaudited Interim Condensed Consolidated Balance Sheets (continued)

	As of December 31,	As September 30,	As September 30,
	2024	2025	2025
	VND million	VND million	USD
		(Unaudited)	(Unaudited)
EQUITY AND LIABILITIES

CURRENT LIABILITIES
Short-term and current portion of long-term interest-bearing loans and borrowings	39,124,086	33,336,915	1,323,576,250
Short-term financial liabilities	21,619,612	24,038,317	954,393,814
Trade payables	20,791,192	28,300,071	1,123,598,325
Deposits and down-payment from customers	3,565,463	2,043,811	81,145,472
Short-term deferred revenue	123,951	106,277	4,219,518
Short-term accruals	11,060,958	13,060,602	518,545,361
Other current liabilities	9,473,783	11,560,423	458,983,722
Current portion of operating lease liabilities	1,498,472	1,212,984	48,159,130
Current portion of finance lease liabilities	-	252,917	10,041,569
Amounts due to related parties	64,251,391	60,372,600	2,396,974,630
Total current liabilities	171,508,908	174,284,917	6,919,637,789

NON-CURRENT LIABILITIES
Long-term interest-bearing loans and borrowings	22,862,890	46,844,932	1,859,885,338
Long-term financial liabilities	36,326	18,443	732,243
Other non-current liabilities	6,300,113	10,000,506	397,050,304
Non-current operating lease liabilities	4,076,654	2,683,644	106,548,775
Non-current finance lease liabilities	-	3,384,026	134,356,057
Long-term deferred revenue	2,722,698	2,981,110	118,359,074
Deferred tax liabilities	938,643	1,341,542	53,263,271
Long-term accruals	329,267	1,980,835	78,645,134
Amounts due to related parties	42,095,740	38,945,671	1,546,260,809
Total non-current liabilities	79,362,331	108,180,709	4,295,101,004

EQUITY
Ordinary shares (2,338,812,496 and 2,339,512,676 shares issued and outstanding as of December 31, 2024 and September 30, 2025, respectively)	9,867,167	9,867,220	391,758,447
Accumulated losses	(267,792,169)	(329,732,860)	(13,091,390,797)
Additional paid-in capital	93,673,976	169,927,339	6,746,628,777
Other comprehensive loss	(460,644)	(976,748)	(38,779,847)
Deficit attributable to equity holders of the parent	(164,711,670)	(150,915,049)	(5,991,783,420)
Non-controlling interests	69,806,927	51,633,220	2,049,994,839
Total deficit	(94,904,743)	(99,281,829)	(3,941,788,581)

TOTAL DEFICIT AND LIABILITIES	155,966,496	183,183,797	7,272,950,212

VinFast Auto Ltd.

Unaudited Interim Condensed Consolidated Statements of Operations

	For the three months ended September 30,			For the nine months ended September 30,
	2024	2025	2025	2024	2025	2025
	VND million	VND million	USD	VND million	VND million	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Sales of vehicles	11,251,190	16,695,205	662,850,081	24,704,105	46,894,686	1,861,860,722
Sales of merchandise	23,717	25,026	993,608	83,705	82,385	3,270,933
Sales of spare parts and components	429,505	1,040,237	41,300,552	1,071,442	3,115,504	123,694,922
Rendering of services	176,121	29,943	1,188,828	785,144	84,355	3,349,148

Rental income
Revenue from leasing activities	446,004	309,807	12,300,274	878,243	838,973	33,309,763
Revenues	12,326,537	18,100,218	718,633,343	27,522,639	51,015,903	2,025,485,489
Cost of vehicles sold	(14,331,580)	(27,531,024)	(1,093,064,835)	(36,988,994)	(71,358,966)	(2,833,166,554)
Cost of merchandise sold	(48,831)	(24,350)	(966,769)	(105,369)	(80,407)	(3,192,401)
Cost of spare parts and components sold	(159,808)	(375,681)	(14,915,671)	(541,083)	(1,102,098)	(43,756,620)
Cost of rendering services	(396,707)	(17,295)	(686,664)	(1,398,377)	(52,189)	(2,072,061)
Cost of leasing activities	(347,497)	(319,433)	(12,682,455)	(712,060)	(1,151,188)	(45,705,642)
Cost of sales	(15,284,423)	(28,267,783)	(1,122,316,393)	(39,745,883)	(73,744,848)	(2,927,893,278)

Gross loss	(2,957,886)	(10,167,565)	(403,683,051)	(12,223,244)	(22,728,945)	(902,407,790)

Operating expenses
Research and development costs	(2,091,725)	(2,679,109)	(106,368,722)	(7,346,959)	(7,029,820)	(279,105,094)
Selling and distribution costs	(2,050,062)	(1,837,021)	(72,935,284)	(5,286,246)	(5,537,198)	(219,843,491)
Administrative expenses	(1,411,148)	(2,495,020)	(99,059,832)	(5,068,940)	(5,945,947)	(236,072,061)
Net other operating (expenses)/income	389,450	(208,339)	(8,271,688)	(1,621,658)	(1,325,382)	(52,621,670)

Operating loss	(8,121,371)	(17,387,054)	(690,318,577)	(31,547,047)	(42,567,292)	(1,690,050,105)
Finance income	75,208	59,902	2,378,290	303,228	141,722	5,626,792
Finance costs	(4,991,829)	(5,995,478)	(238,038,591)	(13,671,144)	(16,630,434)	(660,278,477)
Net loss on financial instruments at fair value through profit or loss	(251,088)	(503,390)	(19,986,104)	(1,813,037)	(2,449,184)	(97,240,005)
Share of gains/(losses) from equity investees	10,236	(11,501)	(456,624)	(21,666)	(138,778)	(5,509,906)

Loss before income tax expense	(13,278,844)	(23,837,521)	(946,421,606)	(46,749,666)	(61,643,966)	(2,447,451,701)
Tax income/(expense)	26,900	(173,570)	(6,891,253)	(10,472)	(402,499)	(15,980,426)

Net loss for the period	(13,251,944)	(24,011,091)	(953,312,860)	(46,760,138)	(62,046,465)	(2,463,432,128)
Net loss attributable to non-controlling interests	(24,671)	(58,277)	(2,313,773)	(70,357)	(105,774)	(4,199,547)

Net loss attributable to controlling interest	(13,227,273)	(23,952,814)	(950,999,087)	(46,689,781)	(61,940,691)	(2,459,232,580)

VinFast Auto Ltd.

Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss

	For the three months ended September 30,			For the nine months ended September 30,
	2024	2025	2025	2024	2025	2025
	VND million	VND million	USD	VND million	VND million	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net loss for the period	(13,251,944)	(24,011,091)	(953,312,860)	(46,760,138)	(62,046,465)	(2,463,432,128)

Other comprehensive loss
Other comprehensive loss that will be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations	211,138	(249,191)	(9,893,636)	132,795	(516,104)	(20,490,888)

Net other comprehensive loss that will be reclassified to profit or loss in subsequent periods	211,138	(249,191)	(9,893,636)	132,795	(516,104)	(20,490,888)

Total comprehensive loss for the period, net of tax	(13,040,806)	(24,260,282)	(963,206,495)	(46,627,343)	(62,562,569)	(2,483,923,016)
Net loss attributable to non-controlling interests	(24,671)	(58,277)	(2,313,773)	(70,357)	(105,774)	(4,199,547)
Comprehensive loss attributable to controlling interest	(13,016,135)	(24,202,005)	(960,892,722)	(46,556,986)	(62,456,795)	(2,479,723,468)

Net loss per share attributable to ordinary shareholders	VND	VND	USD	VND	VND	USD
Basic and diluted	(5,656)	(10,239)	(0.41)	(19,968)	(26,481)	(1.05)

Weighted average number of shares used in loss per share computation
Basic and diluted	2,338,695,829	2,339,428,980	2,339,428,980	2,338,281,841	2,339,020,329	2,339,020,329

VinFast Auto Ltd.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

	For the nine months ended September 30,
	2024	2025	2025
	VND million	VND million	USD
	(Unaudited)	(Unaudited)	(Unaudited)
OPERATING ACTIVITIES
Net loss for the period	(46,760,138)	(62,046,465)	(2,463,432,128)
Adjustments:
Depreciation of property, plant and equipment	7,003,706	7,948,246	315,569,381
Amortization of intangible assets	281,132	297,697	11,819,470
Impairment of assets and changes in fair value of held for sale assets	1,661,290	2,422,688	96,188,034
Changes in operating lease right-of-use assets	1,337,659	558,399	22,170,127
Provision related to compensation expenses, assurance-type warranties, net realizable value of inventories and others	7,739,874	15,178,498	602,632,231
Deferred tax expenses/(income)	(41,995)	402,899	15,996,308
Unrealized foreign exchange losses/(gain)	195,785	(239,983)	(9,528,050)
Net loss on financial instruments at fair value through profit or loss	1,813,037	2,449,184	97,240,005
Change in amortized costs of financial instruments measured at amortized cost other than nominal interest	2,163,146	2,258,805	89,681,383
Losses on disposal of fixed assets	195,905	381,635	15,152,063
Share of losses from equity investees	21,666	138,778	5,509,906
Share-based compensation expenses	70,899	72,521	2,879,303
Change in working capital:
Trade receivables and advance to suppliers, net investment in sales-type lease	(3,400,254)	3,763,119	149,407,194
Inventories	(6,335,334)	(16,972,526)	(673,860,563)
Trade payables, deferred revenue and other payables	4,798,611	8,405,929	333,740,779
Operating lease liabilities	(1,214,021)	(691,071)	(27,437,607)
Prepayments, other receivables and other assets	(1,012,555)	(2,199,977)	(87,345,734)
Net cash flows used in operating activities	(31,481,587)	(37,871,624)	(1,503,617,898)

VinFast Auto Ltd.

Unaudited Interim Condensed Consolidated Statements of Cash Flows (continued)

	For the nine months ended September 30,
	2024	2025	2025
	VND million	VND million	USD
	(Unaudited)	(Unaudited)	(Unaudited)

INVESTING ACTIVITIES
Purchase of property, plant and equipment, and intangible assets	(10,577,759)	(15,529,571)	(616,570,890)
Payment under a business investment and cooperation contract	-	(2,300,000)	(91,316,949)
Proceeds from disposal of property, plant and equipment	36,490	408,526	16,219,717
Disbursement of loans and bank deposit	(2,338,057)	(2,794,484)	(110,949,458)
Collection of loans and bank deposit	2,320,000	818,975	32,515,782
Payment for business acquisition	(10,252)	-	-
Proceeds from disposal of equity investment (net of cash held by entity being disposed)	(20,000)	-	-
Receipt from government grant	1,093,933	151,161	6,001,548

Net cash flows used in investing activities	(9,495,645)	(19,245,393)	(764,100,250)

FINANCING ACTIVITIES
Capital contribution from owners	-	16	635
Deemed contribution from owners	16,994,658	48,782,333	1,936,806,011
Additional amount paid up to convert warrants to capital	-	54	2,144
Proceeds from borrowings	69,300,057	83,340,900	3,308,885,536
Cash payment under a business cooperation contract	(9,625,000)	-	-
Repayment of borrowings	(37,386,583)	(69,740,976)	(2,768,927,463)

Net cash flows from financing activities	39,283,132	62,382,327	2,476,766,864

Net decrease in cash and cash equivalents and restricted cash	(1,694,100)	5,265,310	209,048,716
Cash, cash equivalents and restricted cash at beginning of the period	4,858,767	7,288,271	289,366,379
Net foreign exchange differences	132,796	(516,104)	(20,490,888)

Cash, cash equivalents and restricted cash at end of the period	3,297,463	12,037,477	477,924,207

Supplement disclosures of non-cash activities
Debt conversion to equity	-	10,000,000	397,030,214
Non-cash property, plant and equipment additions	9,282,789	6,534,133	259,424,822
Establishment of right-of-use assets and lease liabilities at commencement dates, lease modification and other non-cash changes	222,930	2,498,209	99,186,445
Exercise of warrant liability	-	54	2,144
Supplemental Disclosure
Interest paid, net of capitalized interest	6,874,438	9,222,001	366,141,303
Income tax paid	11,636	55,180	2,190,813

Industry and Market Data

This press release contains market and industry data obtained from third-party sources and industry reports, publications, websites, and other publicly available information, including but not limited to information regarding the Company’s market position and its performance compared to historical performance of other industry players. VinFast has not independently verified such third-party information and makes no representation as to the accuracy of such third-party information. While the Company believes that the market and industry data and related statements presented in this press release are accurate, there can be no assurance as to the accuracy or completeness of such data or statements. The Company does not undertake to update or revise such data or statements. Industry and market data are subject to variations and cannot be verified due to limitations on the availability and reliability of data inputs, the nature of third-party data-gathering processes and other inherent limitations and uncertainties.

Forward Looking Statements

Forward-looking statements contained herein, which are not historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1955. These statements include statements regarding VinFast’s future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of VinFast, market size and growth opportunities, competitive position and technological and market trends and involve known and unknown risks that are difficult to predict. As a result, VinFast’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “goal,” “objective,” “seeks,” or “continue” or the negative of these words or other similar terms or expressions that concern VinFast’s expectations, strategy, plans, or intentions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by VinFast’s and VinFast’s management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the risk associated with being a growth-stage company in the EV industry; (ii) the unavailability, reduction or elimination of government and economic incentives or government policies that are favorable for EV manufacturers and buyers; (iii) Significant changes or developments in U.S. laws or policies, including changes in U.S. trade policies and tariffs and the reaction of other countries; (iv) the Company’s ability to adequately control the costs associated with its operations; (v) the risks of the Company’s brand, reputation, public credibility, and consumer confidence in its business being harmed by negative publicity; (vi) competition in the automotive industry; (vii) the ability of the Company to obtain components and raw materials according to schedule at acceptable prices, quality, and volumes from its suppliers; (viii) the demand for, and consumers’ willingness to adopt, EVs; (ix) the availability and accessibility of EV charging stations or related infrastructure; (x) failure to remediate the Company’s material weaknesses and produce timely and accurate financial statements; (xi) the ability of the Company to achieve profitability, positive cash flows from operating activities, and a net working capital surplus; (xii) the Company’s ability to obtain commercially reasonable capital to support its business growth; (xiii) the risk of future restatements to the Company’s Financial Statements; (xiv) the Company’s reliance on financial and other support from Vingroup and its affiliates and the close association between the Company and Vingroup and its affiliates; (xv) the Company’s reliance on its affiliates for its EV deliveries; (xvi) the ability of the Company’s controlling shareholder to control and exert significant influence on the Company; and (xvii) other risks discussed in VinFast’s reports filed or furnished to the SEC.

All forward-looking statements attributable to VinFast’s or people acting on VinFast’s behalf are expressly qualified in their entirety by the cautionary statements set forth above. You are cautioned not to place undue reliance on any forward-looking statements, which are made only as of the date hereof. VinFast does not undertake or assume any obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If VinFast updates one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements. The inclusion of any statement herein does not constitute an admission by VinFast or any other person that the events or circumstances described in such statement are material. Undue reliance should not be placed upon the forward-looking statements.

Exchange Rates

This announcement contains translations of certain Vietnam Dong amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Vietnam Dong to U.S. dollars were made at the rate of VND25,187 to US$1.00, representing the central exchange rate quoted by the State Bank of Vietnam Operations Centre as of September 30, 2025. The Company makes no representation that the Vietnam Dong or U.S. dollars amounts referred could be converted into U.S. dollars or Vietnam Dong, as the case may be, at any particular rate or at all.

VinFast Investor Relations and Media Contacts

For more information, please visit: http://ir.vinfastauto.us.

Investor Relations

ir@vinfastauto.com

About VinFast Auto Ltd.

VinFast (NASDAQ: VFS) – a subsidiary of Vingroup JSC – is Vietnam’s leading automotive manufacturer, committed to its mission of creating a green future for everyone. VinFast produces a range of electric SUVs, e-scooters, e-bikes, and e-buses in Vietnam and exports to key markets across Asia, North America, and Europe. Learn more at www.vinfastauto.us.